AAC Holdings, Inc.

200 Powell Place

Brentwood, Tennessee 37027

September 13, 2019

Via EDGAR

Ms. Claire DeLabar
Senior Staff Accountant
United States Securities and Exchange Commission

Division of Corporation Finance

Office of Telecommunications

100 F Street, NE

Washington, D.C. 20549

Re:	AAC Holdings, Inc.
Form 10-K for Year Ended December 31, 2018 Filed April 15, 2019 Form 10-Q for the Period Ended March 31, 2019 Filed May 13, 2019 File No. 001-36643

Dear Ms. DeLabar:

AAC Holdings, Inc. (the “Company,” “we,” “our” or “us”) has received and reviewed your comment letter dated August 29, 2019, pertaining to the Company’s Form 10-K for the year ended December 31, 2018 and Form 10-Q for the period ended March 31, 2019, as filed with the Securities and Exchange Commission (the “Commission”) on April 15, 2019 and May 13, 2019, respectively.

As you have discussed with our counsel, we were unable to respond to your comments within the time frame requested as the Company has been focused on other pressing matters including the filing of its Form 10-Q for the period ended June 30, 2019, which was delayed. We are working diligently with our auditors, accountants and counsel to respond as soon as possible. We believe that we will be able to respond by September 25, 2019, and will advise if additional time is needed.

In connection with the comments in your letter, we acknowledge that the Company and its management are responsible for the accuracy and adequacy of our disclosures, notwithstanding any review, comments, action or absence of action by the staff of the Commission.

We apologize for our delay. If you have any questions regarding the above, please do not hesitate to call me at (615) 732-1628.

Very truly yours,

/s/ Christopher Chi
Christopher Chi
General Counsel and Corporate Secretary

cc:Lisa Etheredge, Senior Staff Accountant, SEC Division of Corporation Finance